SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                         IntercontinentalExchange, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    45865V100
                                 (CUSIP Number)

                               Ben I. Adler, Esq.
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 20, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                      ---------------------
CUSIP NO. 45865V100                                         PAGE 2 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       The Goldman Sachs Group, Inc. (13-4019460)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
       OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              6,433,034
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                6,473,434
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,473,434(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.1%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC-CO
--------------------------------------------------------------------------------

(1) This amount includes 6,428,659 shares of common stock of IntercontinentalExchange, Inc., a Delaware Corporation (the "Company"), that The Goldman Sachs Group, Inc. ("GS Group" or the "Reporting Person") may be deemed to beneficially own. These shares are issuable upon the exercise of an optional conversion right with respect to 6,394,479 shares of Class A Common Stock, Series 2 of the Company ("A2 Shares") beneficially owned by GS Group and 34,180 shares of Class A Common Stock, Series 1 of the Company ("A1 Shares") that GS Group may be deemed to beneficially own, all as described in Item 4 below. The Statement on Schedule 13D filed by GS Group on December 1, 2005 (the "Initial
Schedule 13D") previously reported in Item 5 that GS Group beneficially owned these shares.

(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, this percentage is calculated based on 20,371,303 shares of common stock of the Company outstanding on March 7, 2006 as disclosed by the Company in its filing with the Securities and Exchange Commission (the "SEC") on Form 10-K on March 10, 2006. In accordance with Rule 13d-3(d)(1), this calculation excludes from the number of shares of common stock outstanding as of such date (i) the 863,946 A1 Shares outstanding (based on 898,126 A1 Shares outstanding on March 7, 2006 as disclosed by the Company in its

                               Page 2 of 8 Pages

Form 10-K, less the 34,180 A1 Shares that GS Group may be deemed to beneficially own) that may also be convertible into common stock under the same circumstances and (ii) the remaining 27,853,463 A2 Shares (based on 34,247,942 A2 Shares outstanding on March 7, 2006 as disclosed by the Company in its Form 10-K, less the 6,394,479 A2 Shares beneficially owned by GS Group) that may also be convertible into common stock under the same circumstances. If these shares of common stock were included in the calculation (as part of a single class as disclosed by the Company in its SEC filing on November 16, 2005), the percentage of the class represented by the 6,473,434 shares would be 11.7%.










                               Page 3 of 8 Pages

This  Amendment  No. 1, filed by GS Group,  amends and  supplements  the Initial
Schedule 13D filed by GS Group with respect to the common stock, par value $0.01 per share (the "Common Stock"), of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

On November 21, 2005, in connection with the closing of the Company's initial public offering (the "IPO"), the Company effected a plan of recapitalization (the "Plan") approved by the Company's board of directors, which (i) created the Common Stock as a new class of stock, (ii) effected a 1-for-4 reverse stock split of the Company's outstanding A1 Shares and Class A2 Shares, and (iii) granted the holders of the Class A Shares a right to convert their Class A Shares on a one-for-one basis into shares of Common Stock at the holders' option. As disclosed by the Company in its filing with the SEC pursuant to Rule 424(b)(1) on November 16, 2005, as part of the Plan, (i) the A1 Shares (other than A1 Shares held by holders of A2 Shares) may be converted at any time at the option of the holder, subject to such terms and conditions as may be adopted by the Company's board of directors, following the date that is 90 days after the closing date of the IPO and (ii) the A2 Shares may be converted at any time at the option of the holder, subject to such terms and conditions as may be adopted by the Company's board of directors, following the date that is 180 days after the closing date of the IPO.

GS Group directly owns 6,394,479 A2 Shares and Goldman Sachs International ("GSI"), a wholly-owned subsidiary of GS Group, directly owns 34,180 A1 Shares, all of which may be converted into an equal number of shares of Common Stock upon the exercise of the optional conversion right following the date that is 180 days after the closing date of the IPO, or May 20, 2006.

As of March 20, 2006, GS Group is deemed to beneficially own 6,473,434 shares of Common Stock. GS Group is deemed to own 6,428,659 of those shares under Rule 13d-3(d)(1) of the Exchange Act, because GS Group has the right to acquire beneficial ownership of such shares of Common Stock within 60 days thereof, through the exercise of an optional conversion right with respect to 6,394,479 A2 Shares and 34,180 Class A1 Shares held by GS Group and GSI, respectively, as described above. Of the remaining 44,775 shares, GS Group is deemed to beneficially own (i) 40,400 shares of Common Stock held in client accounts with respect to which Goldman Sachs & Co., a direct and indirect wholly-owned subsidiary of GS Group ("Goldman Sachs"), or employees of Goldman Sachs have investment discretion ("Managed Accounts") and (ii) 4,375 shares of Common Stock acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.

As of the date of this Statement, neither the Reporting Person, nor, to the knowledge and belief of the Reporting Person, any of the persons listed on
Schedule I to the Initial Schedule 13D, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D, except that GS Group intends to exercise the optional conversion right and convert all A2 Shares it holds into Common Stock and all A1 Shares GSI holds into Common Stock.

GS Group expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, GS Group reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, GS Group (and its affiliates) may purchase additional shares of Common Stock or other securities of the Company or, subject to the lock-up agreement described in Item 6 below, may sell or transfer shares of Common Stock beneficially owned by it from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the shares of Common Stock or other securities and/or may distribute in kind to its affiliates shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time. To the knowledge of GS Group, each of the persons listed on Schedule I to the Initial
Schedule 13D may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Based on the information including in the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2006, there were 20,371,303 shares of Common Stock outstanding as of the close of business on March 7, 2006.

As of March 20, 2006, GS Group is deemed to beneficially own directly 6,473,434 shares of Common Stock under Rule 13d-3(d)(1) of the Exchange Act, representing 24.1% of the outstanding Common Stock. GS Group is deemed to beneficially own 6,428,659 of those shares because GS Group has the right to acquire beneficial ownership of such shares of Common Stock within 60 days hereof, through the exercise of an optional conversion right with respect to 6,394,479 A2 Shares and 34,180 Class A1 Shares held by GS Group. Of the remaining 44,775 shares, GS Group is deemed to beneficially own (i) 40,400 shares of Common Stock held in Managed Accounts and (ii) 4,375 shares of Common Stock acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.

GS Group's percentage of the outstanding Common Stock is calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, this percentage is calculated based on 20,371,303 shares of common stock of the Company outstanding on March 7, 2006 and excludes (i) 863,946 A1 Shares outstanding that may also be convertible into common stock under the same circumstances and (ii) 27,853,463 A2 Shares that may also be convertible into common stock under the same circumstances. If these shares of common stock were included in the calculation (as part of a single class as disclosed by the Company in its SEC filing on November 16, 2005), the percentage of the class represented by the 6,473,434 shares would be 11.7%.

In accordance  with  Securities  and Exchange  Commission  Release No.  34-39538
(January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by any client accounts with respect to which IBD or its employees have voting or investment discretion, or both.

(b) GS Group had sole power to vote or direct the vote of 6,433,034 of the shares of Common Stock to which this Schedule 13D relates, and sole power to dispose or direct the disposition of the 6,428,659 shares of Common Stock to which this Schedule 13D relates.

(c) Schedule III sets forth the transactions in the shares of Common Stock that have been effected during the period from January 19, 2006 through March 20, 2006. Except as described above, all of the transactions set forth on Schedule III were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the shares of Common Stock, described in
Schedule III, were effected on the New York Stock Exchange, the Archipelago Exchange or the over-the-counter market. The aggregate consideration (exclusive of commissions) for the Common Stock purchased during such period was $7,490,269.39.

Except as described above, no transactions in the shares of Common Stock were effected by GS Group, or, to its knowledge, any of the persons listed on
Schedule I to the Initial Schedule 13D during the period from January 19, 2006 through March 20, 2006.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by GS Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by GS Group.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

LOCK-UP AGREEMENT

In connection with the IPO, GS Group has agreed that, for a period of 180 days following the date of the final prospectus covering the IPO, it will not, without the prior written consent of the representatives (the "Representatives") of the underwriters named therein, dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any A1 Shares or A2 Shares, any option to acquire Common Stock, A1 Shares or A2 Shares or any securities convertible into or exchangeable for Common Stock, A1 Shares or A2 Shares, subject to certain exceptions including sales made in the IPO and the conversion of A2 Shares into shares of Common Stock in connection therewith. However, the Representatives, in their sole discretion, may release any of the securities subject to the Lock-up Agreement, at any time without notice

REGISTRATION RIGHTS AGREEMENT

GS Group is a party to a Registration Rights Agreement, dated November 21, 2005, by and among the Company and certain of its stockholders (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register shares of Common Stock that GS Group and the other stockholders that are parties to the agreement (together, the "Designated Stockholders") may receive upon conversion of their A2 Shares from time to time following the IPO under the circumstances described below.

Once the Company is eligible to use Form S-3 to register Company securities, the Designated Stockholders will have the right to request an unlimited number of registrations on Form S-3, provided that any such request is received from one or more Designated Stockholders as a group holding 25% or more of the shares subject to registration. Each of the Designated Stockholders other than those originally requesting registration can request to participate in, or "piggy-back" on, any registration on Form S-3. If the Company files a registration statement (on Form S-3 or otherwise) for an offering of common stock by it or by other stockholders other than the Designated Stockholders, the Company is required to offer the Designated Stockholders the opportunity to register their registrable shares.

The registration rights of the Designated Stockholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Company's right to delay or withdraw a registration statement under specified circumstances. In addition, the Company is not obligated to effect more than two S-3 registrations in any 12-month period or any S-3 registration if the participating holders propose to sell their registrable shares at an aggregate price to the public of less than $20.0 million.

Other than underwriting discounts and commissions and brokers' commissions, the Company will pay all registration expenses in connection with one S-3 registration per year, whether or not such registration becomes effective, unless the registration is withdrawn at the request of a majority of the participating stockholders. If more than one S-3 registration is invoked per year, all registration expenses for the additional registration will be borne by the participating stockholders pro rata.

The foregoing descriptions of the the Lock-Up Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Lock-Up Agreement and the Registration Rights Agreement, each of which is filed as an exhibit to this Statement and incorporated by reference in their entirety to this Item 6. Except as described herein, neither GS Group, nor, to the knowledge of GS Group, any of the persons listed on Schedule I to the Initial Schedule 13D, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit    Description
-------    -----------

   1. Lock-Up Agreement, dated as of October 26, 2005, between Morgan Stanley & Co. Incorporated and Goldman Sachs, as representatives of the several underwriters listed in Schedule I thereto (the "Underwriters"), and GS Group (incorporated by reference to the Initial Schedule 13D, filed December 1, 2005).

   2. Registration Rights Agreement, dated as of November 21, 2005, by and among the Company and the parties listed in Annex A thereto (incorporated by reference to the Initial Schedule 13D, filed December 1, 2005).

   3. Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc. (incorporated by reference to the Initial Schedule 13D, filed December 1, 2005).

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of GS Group, GS Group certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 23, 2006


                                                   THE GOLDMAN SACHS GROUP, INC.

                                                   By: /s/ Roger S. Begelman
                                                       Name:  Roger S. Begelman
                                                       Title: Attorney-in-Fact

                                  SCHEDULE III

Purchases         Sales          Price         Trade Date       Settlement Date
---------        -------        -------        ----------       ---------------
       30                       $ 47.45          1/19/06            1/24/06
      715                       $ 47.45          1/19/06            1/24/06
                     715        $ 47.45          1/19/06            1/24/06
      200                       $ 47.65          1/19/06            1/24/06
      247                       $ 47.60          1/19/06            1/24/06
      298                       $ 47.45          1/19/06            1/24/06
                      30        $ 47.45          1/19/06            1/24/06
      134                       $ 46.30          1/20/06            1/25/06
    3,670                       $ 46.30          1/20/06            1/25/06
                     561        $ 46.30          1/20/06            1/25/06
                   3,670        $ 46.30          1/20/06            1/25/06
      561                       $ 46.30          1/20/06            1/25/06
                     200        $ 46.31          1/20/06            1/25/06
                     227        $ 46.30          1/20/06            1/25/06
                     134        $ 46.30          1/20/06            1/25/06
       17                       $ 46.30          1/23/06            1/26/06
                      76        $ 47.77          1/23/06            1/26/06
       17                       $ 46.31          1/23/06            1/26/06
                      17        $ 46.30          1/23/06            1/26/06
                      17        $ 46.30          1/23/06            1/26/06
       17                       $ 46.30          1/23/06            1/26/06
      166                       $ 47.77          1/23/06            1/26/06
                     100        $ 46.37          1/23/06            1/26/06
                     100        $ 46.68          1/23/06            1/26/06
                     100        $ 46.32          1/23/06            1/26/06
                     149        $ 46.28          1/23/06            1/26/06
                     100        $ 46.48          1/23/06            1/26/06
                     100        $ 46.16          1/23/06            1/26/06
                     166        $ 47.77          1/23/06            1/26/06
       90                       $ 47.77          1/23/06            1/26/06
       76                       $ 47.77          1/23/06            1/26/06
        3                       $ 47.77          1/24/06            1/27/06
                     160        $ 52.78          1/24/06            1/27/06
                       3        $ 47.77          1/24/06            1/27/06
                       3        $ 47.77          1/24/06            1/27/06
        3                       $ 47.77          1/24/06            1/27/06
      552                       $ 52.78          1/24/06            1/27/06
                     552        $ 52.78          1/24/06            1/27/06
      170                       $ 52.90          1/24/06            1/27/06
      222                       $ 52.78          1/24/06            1/27/06
      160                       $ 52.78          1/24/06            1/27/06
      486                       $ 52.78          1/24/06            1/27/06
                       6        $ 53.05          1/25/06            1/30/06
                      94        $ 53.05          1/25/06            1/30/06
                       6        $ 53.20          1/25/06            1/30/06
                     100        $ 53.00          1/25/06            1/30/06
                     100        $ 53.02          1/25/06            1/30/06
                     191        $ 52.98          1/25/06            1/30/06
                     100        $ 52.84          1/25/06            1/30/06

      600                       $ 52.96          1/25/06            1/30/06
                       3        $ 52.96          1/25/06            1/30/06
        3                       $ 52.96          1/25/06            1/30/06
                       3        $ 52.96          1/25/06            1/30/06
        3                       $ 52.96          1/25/06            1/30/06
       46                       $ 52.45          1/26/06            1/31/06
      542                       $ 52.45          1/26/06            1/31/06
                     542        $ 52.45          1/26/06            1/31/06
      294                       $ 52.41          1/26/06            1/31/06
      294                       $ 52.45          1/26/06            1/31/06
                      46        $ 52.45          1/26/06            1/31/06
                     162        $ 52.45          1/26/06            1/31/06
                     400        $ 51.71          1/27/06             2/1/06
                     100        $ 51.69          1/27/06             2/1/06
                     100        $ 51.61          1/27/06             2/1/06
                     100        $ 51.51          1/27/06             2/1/06
                     100        $ 51.33          1/27/06             2/1/06
                     100        $ 51.38          1/27/06             2/1/06
                     100        $ 51.39          1/27/06             2/1/06
                     100        $ 51.70          1/27/06             2/1/06
                     200        $ 51.46          1/27/06             2/1/06
                     100        $ 51.39          1/27/06             2/1/06
                     100        $ 51.40          1/27/06             2/1/06
                     100        $ 51.41          1/27/06             2/1/06
                     100        $ 51.44          1/27/06             2/1/06
                     100        $ 51.75          1/27/06             2/1/06
                     200        $ 51.78          1/27/06             2/1/06
                     100        $ 51.69          1/27/06             2/1/06
                     100        $ 51.67          1/27/06             2/1/06
                     100        $ 51.83          1/27/06             2/1/06
                     100        $ 51.77          1/27/06             2/1/06
                     100        $ 51.71          1/27/06             2/1/06
                     100        $ 52.11          1/27/06             2/1/06
                     400        $ 51.73          1/27/06             2/1/06
                     200        $ 51.63          1/27/06             2/1/06
                     100        $ 51.61          1/27/06             2/1/06
                     300        $ 51.62          1/27/06             2/1/06
                     100        $ 51.60          1/27/06             2/1/06
                     100        $ 51.56          1/27/06             2/1/06
                     100        $ 51.64          1/27/06             2/1/06
                     100        $ 51.49          1/27/06             2/1/06
                     400        $ 51.51          1/27/06             2/1/06
                     300        $ 51.37          1/27/06             2/1/06
                     100        $ 51.30          1/27/06             2/1/06
                     200        $ 51.25          1/27/06             2/1/06
                     100        $ 51.14          1/27/06             2/1/06
                     200        $ 51.22          1/27/06             2/1/06
                     200        $ 51.02          1/27/06             2/1/06
                     200        $ 50.97          1/27/06             2/1/06
                     300        $ 51.58          1/27/06             2/1/06
    6,000                       $ 51.57          1/27/06             2/1/06
                     345        $ 51.01          1/27/06             2/1/06

      782                       $ 51.01          1/27/06             2/1/06
                     782        $ 51.01          1/27/06             2/1/06
      437                       $ 51.01          1/27/06             2/1/06
      345                       $ 51.01          1/27/06             2/1/06
                     486        $ 51.01          1/27/06             2/1/06
                   2,080        $ 51.01          1/27/06             2/1/06
      162                       $ 49.12          1/30/06             2/2/06
                   4,303        $ 50.82          1/31/06             2/3/06
                   1,000        $ 50.82          1/31/06             2/3/06
    1,000                       $ 50.82          1/31/06             2/1/06
    1,000                       $ 50.82          1/31/06             2/3/06
    4,303                       $ 50.82          1/31/06             2/3/06
      486                       $ 50.82          1/31/06             2/3/06
        6                       $ 50.82           2/1/06             2/6/06
    5,112                       $ 56.00           2/1/06             2/6/06
                     800        $ 54.92           2/1/06             2/6/06
                     100        $ 54.99           2/1/06             2/6/06
                     200        $ 55.40           2/1/06             2/6/06
                     100        $ 55.01           2/1/06             2/6/06
                     100        $ 54.94           2/1/06             2/6/06
                     100        $ 55.50           2/1/06             2/6/06
                     100        $ 55.59           2/1/06             2/6/06
                     100        $ 55.75           2/1/06             2/6/06
                     100        $ 55.26           2/1/06             2/6/06
                     100        $ 55.44           2/1/06             2/6/06
                     100        $ 55.20           2/1/06             2/6/06
                     400        $ 55.43           2/1/06             2/6/06
                     100        $ 55.23           2/1/06             2/6/06
                     100        $ 55.19           2/1/06             2/6/06
                     100        $ 55.25           2/1/06             2/6/06
                     100        $ 55.53           2/1/06             2/6/06
                     100        $ 55.55           2/1/06             2/6/06
                     100        $ 55.50           2/1/06             2/6/06
                     100        $ 55.75           2/1/06             2/6/06
                     100        $ 55.52           2/1/06             2/6/06
                     100        $ 55.58           2/1/06             2/6/06
                     100        $ 55.71           2/1/06             2/6/06
                     100        $ 55.67           2/1/06             2/6/06
                     100        $ 55.84           2/1/06             2/6/06
                     200        $ 55.95           2/1/06             2/6/06
                     300        $ 56.50           2/1/06             2/6/06
                     100        $ 55.87           2/1/06             2/6/06
                     100        $ 56.10           2/1/06             2/6/06
                     100        $ 56.27           2/1/06             2/6/06
                     100        $ 56.35           2/1/06             2/6/06
                     100        $ 56.45           2/1/06             2/6/06
                     100        $ 56.47           2/1/06             2/6/06
                     100        $ 56.90           2/1/06             2/6/06
                     100        $ 57.00           2/1/06             2/6/06
                     100        $ 56.94           2/1/06             2/6/06
                     100        $ 56.60           2/1/06             2/6/06
                     100        $ 56.52           2/1/06             2/6/06

                     300        $ 56.41           2/1/06             2/6/06
                     100        $ 56.36           2/1/06             2/6/06
                     200        $ 56.31           2/1/06             2/6/06
                     300        $ 56.39           2/1/06             2/6/06
                     300        $ 56.51           2/1/06             2/6/06
                     200        $ 56.72           2/1/06             2/6/06
                     100        $ 56.56           2/1/06             2/6/06
                     100        $ 56.70           2/1/06             2/6/06
                     100        $ 56.69           2/1/06             2/6/06
                     100        $ 56.85           2/1/06             2/6/06
                     100        $ 56.58           2/1/06             2/6/06
                     100        $ 56.55           2/1/06             2/6/06
                     100        $ 56.65           2/1/06             2/6/06
                     200        $ 55.68           2/1/06             2/6/06
                     200        $ 56.37           2/1/06             2/6/06
                     400        $ 56.01           2/1/06             2/6/06
                     100        $ 56.59           2/1/06             2/6/06
                     100        $ 55.73           2/1/06             2/6/06
                     100        $ 55.69           2/1/06             2/6/06
                     100        $ 55.80           2/1/06             2/6/06
                     100        $ 55.81           2/1/06             2/6/06
                   5,112        $ 56.00           2/1/06             2/6/06
   13,900                       $ 56.00           2/1/06             2/6/06
        6                       $ 53.42           2/1/06             2/6/06
                       6        $ 50.82           2/1/06             2/6/06
                       6        $ 50.82           2/1/06             2/6/06
        6                       $ 50.82           2/1/06             2/6/06
    5,112                       $ 56.00           2/1/06             2/6/06
                   5,112        $ 56.00           2/1/06             2/6/06
                     100        $ 53.10           2/1/06             2/6/06
                     100        $ 53.27           2/1/06             2/6/06
                     100        $ 53.42           2/1/06             2/6/06
                     100        $ 53.62           2/1/06             2/6/06
                     100        $ 53.70           2/1/06             2/6/06
                     100        $ 53.25           2/1/06             2/6/06
                     100        $ 53.60           2/1/06             2/6/06
                     300        $ 53.26           2/1/06             2/6/06
                      51        $ 29.00           2/1/06             2/6/06
       51                       $ 29.00           2/1/06             2/6/06
                     100        $ 57.00           2/2/06             2/7/06
                     100        $ 56.76           2/2/06             2/7/06
                      88        $ 56.90           2/2/06             2/7/06
                     231        $ 55.20           2/2/06             2/7/06
      199                       $ 55.20           2/2/06             2/7/06
                   5,720        $ 55.20           2/2/06             2/7/06
                     887        $ 55.20           2/2/06             2/7/06
                     199        $ 55.20           2/2/06             2/7/06
      887                       $ 55.20           2/2/06             2/7/06
                      88        $ 55.20           2/2/06             2/7/06
                     441        $ 54.93           2/2/06             2/7/06
                     589        $ 55.00           2/2/06             2/7/06
      231                       $ 55.20           2/2/06             2/7/06

                     240        $ 55.20           2/3/06             2/8/06
      300                       $ 57.70           2/3/06             2/8/06
      100                       $ 57.59           2/3/06             2/8/06
      100                       $ 57.77           2/3/06             2/8/06
      100                       $ 58.10           2/3/06             2/8/06
      100                       $ 58.01           2/3/06             2/8/06
      300                       $ 58.19           2/3/06             2/8/06
      100                       $ 57.81           2/3/06             2/8/06
      100                       $ 57.65           2/3/06             2/8/06
      100                       $ 57.55           2/3/06             2/8/06
      100                       $ 57.31           2/3/06             2/8/06
      100                       $ 57.39           2/3/06             2/8/06
      100                       $ 57.24           2/3/06             2/8/06
      100                       $ 57.10           2/3/06             2/8/06
      100                       $ 56.90           2/3/06             2/8/06
      100                       $ 57.00           2/3/06             2/8/06
      100                       $ 56.50           2/3/06             2/8/06
      100                       $ 56.54           2/3/06             2/8/06
      100                       $ 56.63           2/3/06             2/8/06
      100                       $ 56.40           2/3/06             2/8/06
      100                       $ 56.33           2/3/06             2/8/06
      200                       $ 55.94           2/3/06             2/8/06
    2,100                       $ 56.99           2/3/06             2/8/06
                   4,700        $ 57.01           2/3/06             2/8/06
      240                       $ 55.20           2/3/06             2/8/06
      100                       $ 56.59           2/3/06             2/8/06
       52                       $ 57.01           2/3/06             2/8/06
      100                       $ 57.05           2/3/06             2/8/06
      200                       $ 57.20           2/3/06             2/8/06
      100                       $ 57.10           2/3/06             2/8/06
      100                       $ 57.29           2/3/06             2/8/06
                     339        $ 55.51           2/3/06             2/8/06
                     240        $ 55.20           2/3/06             2/8/06
      240                       $ 55.20           2/3/06             2/8/06
                      44        $ 56.58           2/3/06             2/8/06
                     295        $ 55.51           2/3/06             2/8/06
      339                       $ 55.51           2/3/06             2/8/06
      200                       $ 55.10           2/7/06            2/10/06
      100                       $ 55.01           2/7/06            2/10/06
       39                       $ 55.12           2/7/06            2/10/06
                     304        $ 53.45           2/7/06            2/10/06
                     941        $ 53.45           2/7/06            2/10/06
      941                       $ 53.45           2/7/06            2/10/06
                   1,046        $ 53.45           2/7/06            2/10/06
                     199        $ 53.45           2/7/06            2/10/06
      304                       $ 53.45           2/7/06            2/10/06
        1                       $ 52.74           2/8/06            2/13/06
                       1        $ 52.74           2/8/06            2/13/06
                     100        $ 53.45           2/8/06            2/13/06
                     200        $ 53.45           2/8/06            2/13/06
                     200        $ 53.47           2/8/06            2/13/06
                     200        $ 53.49           2/8/06            2/13/06

                     100        $ 53.48           2/8/06            2/13/06
                     500        $ 53.46           2/8/06            2/13/06
                     200        $ 53.50           2/8/06            2/13/06
                     100        $ 53.59           2/8/06            2/13/06
                     300        $ 53.54           2/8/06            2/13/06
                     100        $ 53.39           2/8/06            2/13/06
                     100        $ 53.52           2/8/06            2/13/06
                     400        $ 53.51           2/8/06            2/13/06
                     200        $ 53.47           2/8/06            2/13/06
                     200        $ 53.48           2/8/06            2/13/06
    2,900                       $ 53.48           2/8/06            2/13/06
                     163        $ 53.49           2/8/06            2/13/06
        1                       $ 52.74           2/8/06            2/13/06
                       1        $ 52.74           2/8/06            2/13/06
      163                       $ 53.48           2/8/06            2/13/06
                     163        $ 53.48           2/8/06            2/13/06
      163                       $ 53.49           2/8/06            2/13/06
                     467        $ 53.48           2/9/06            2/14/06
      200                       $ 53.50           2/9/06            2/14/06
      467                       $ 53.48           2/9/06            2/14/06
      467                       $ 53.48           2/9/06            2/14/06
                     467        $ 53.48           2/9/06            2/14/06
                     352        $ 52.99           2/9/06            2/14/06
      352                       $ 52.99           2/9/06            2/14/06
                     200        $ 52.96           2/9/06            2/14/06
                     217        $ 52.94           2/9/06            2/14/06
                      65        $ 51.74          2/10/06            2/15/06
       65                       $ 51.74          2/10/06            2/15/06
                      65        $ 51.73          2/13/06            2/16/06
       65                       $ 51.73          2/13/06            2/16/06
                      65        $ 51.73          2/13/06            2/16/06
       65                       $ 51.73          2/13/06            2/16/06
                     617        $ 52.74          2/13/06            2/16/06
      617                       $ 52.74          2/13/06            2/16/06
                      60        $ 52.20          2/13/06            2/16/06
                     200        $ 52.45          2/13/06            2/16/06
                     327        $ 52.44          2/13/06            2/16/06
      100                       $ 52.92          2/14/06            2/17/06
      100                       $ 52.65          2/14/06            2/17/06
       90                       $ 52.75          2/14/06            2/16/06
                      90        $ 52.75          2/14/06            2/17/06
                     296        $ 51.98          2/14/06            2/17/06
      430                       $ 51.98          2/14/06            2/17/06
                     430        $ 51.98          2/14/06            2/17/06
      104                       $ 51.98          2/14/06            2/17/06
      296                       $ 51.98          2/14/06            2/17/06
                     650        $ 51.98          2/14/06            2/17/06
                     410        $ 51.98          2/14/06            2/17/06
                     296        $ 51.98          2/15/06            2/21/06
      100                       $ 51.94          2/15/06            2/21/06
      200                       $ 51.98          2/15/06            2/21/06
      100                       $ 51.92          2/15/06            2/21/06

      200                       $ 52.00          2/15/06            2/21/06
      200                       $ 51.99          2/15/06            2/21/06
      300                       $ 51.96          2/15/06            2/21/06
      300                       $ 51.98          2/15/06            2/21/06
      200                       $ 51.97          2/15/06            2/21/06
      400                       $ 52.00          2/15/06            2/21/06
      200                       $ 52.03          2/15/06            2/21/06
      300                       $ 52.01          2/15/06            2/21/06
      100                       $ 52.04          2/15/06            2/21/06
      600                       $ 52.02          2/15/06            2/21/06
      100                       $ 52.06          2/15/06            2/21/06
                   3,200        $ 52.01          2/15/06            2/21/06
      296                       $ 51.98          2/15/06            2/21/06
                     296        $ 51.98          2/15/06            2/21/06
      296                       $ 51.98          2/15/06            2/21/06
        6                       $ 51.57          2/16/06            2/22/06
       82                       $ 51.57          2/16/06            2/22/06
                      82        $ 51.57          2/16/06            2/22/06
       88                       $ 51.58          2/16/06            2/22/06
                       6        $ 51.57          2/16/06            2/22/06
                     324        $ 51.36          2/17/06            2/23/06
                     200        $ 49.39          2/21/06            2/24/06
                       6        $ 49.44          2/21/06            2/24/06
                      48        $ 49.27          2/22/06            2/27/06
      880                       $ 49.90          2/23/06            2/28/06
                     880        $ 49.90          2/23/06            2/28/06
                     895        $ 54.51          2/24/06             3/1/06
      848                       $ 54.50          2/24/06             3/1/06
                     848        $ 54.50          2/24/06             3/1/06
       72                       $ 54.66          2/24/06             3/1/06
      330                       $ 54.70          2/24/06             3/1/06
      431                       $ 54.50          2/24/06             3/1/06
      895                       $ 54.51          2/24/06             3/1/06
       68                       $ 54.50          2/24/06             3/1/06
      324                       $ 54.50          2/24/06             3/1/06
      145                       $ 56.85          2/27/06             3/2/06
                     145        $ 56.85          2/27/06             3/2/06
      145                       $ 56.85          2/27/06             3/2/06
                     324        $ 56.85          2/27/06             3/2/06
       17                       $ 54.75          2/28/06             3/3/06
                      17        $ 54.75          2/28/06             3/3/06
                     863        $ 54.75          2/28/06             3/3/06
      863                       $ 54.75          2/28/06             3/3/06
                     486        $ 54.75          2/28/06             3/3/06
                     300        $ 56.70           3/1/06             3/6/06
                     100        $ 56.70           3/1/06             3/6/06
                     200        $ 56.39           3/1/06             3/6/06
                     900        $ 56.40           3/1/06             3/6/06
                     300        $ 56.44           3/1/06             3/6/06
                     500        $ 56.45           3/1/06             3/6/06
                     100        $ 56.48           3/1/06             3/6/06
                     800        $ 56.47           3/1/06             3/6/06

                     600        $ 56.06           3/1/06             3/6/06
                     200        $ 55.97           3/1/06             3/6/06
                     100        $ 56.01           3/1/06             3/6/06
                     100        $ 55.94           3/1/06             3/6/06
                     100        $ 55.96           3/1/06             3/6/06
                     400        $ 55.93           3/1/06             3/6/06
                     100        $ 56.00           3/1/06             3/6/06
                     200        $ 55.98           3/1/06             3/6/06
                     400        $ 56.10           3/1/06             3/6/06
                     100        $ 56.03           3/1/06             3/6/06
                     400        $ 56.16           3/1/06             3/6/06
                     200        $ 56.18           3/1/06             3/6/06
                     400        $ 56.17           3/1/06             3/6/06
                     100        $ 56.23           3/1/06             3/6/06
                     100        $ 56.15           3/1/06             3/6/06
                     100        $ 56.19           3/1/06             3/6/06
                     100        $ 56.04           3/1/06             3/6/06
                     100        $ 56.07           3/1/06             3/6/06
                     600        $ 56.20           3/1/06             3/6/06
                     400        $ 56.26           3/1/06             3/6/06
                     200        $ 56.12           3/1/06             3/6/06
                     300        $ 56.31           3/1/06             3/6/06
                     100        $ 56.24           3/1/06             3/6/06
                     300        $ 56.13           3/1/06             3/6/06
                     100        $ 56.14           3/1/06             3/6/06
                     600        $ 56.45           3/1/06             3/6/06
                     300        $ 56.41           3/1/06             3/6/06
                     400        $ 56.37           3/1/06             3/6/06
                     100        $ 56.42           3/1/06             3/6/06
                     100        $ 56.39           3/1/06             3/6/06
                     100        $ 56.43           3/1/06             3/6/06
                     200        $ 56.36           3/1/06             3/6/06
                     100        $ 56.34           3/1/06             3/6/06
                     400        $ 56.35           3/1/06             3/6/06
                     100        $ 56.44           3/1/06             3/6/06
                     500        $ 56.38           3/1/06             3/6/06
                     300        $ 56.51           3/1/06             3/6/06
   12,200                       $ 56.27           3/1/06             3/6/06
      100                       $ 56.02           3/1/06             3/6/06
      100                       $ 56.47           3/1/06             3/6/06
      200                       $ 56.70           3/1/06             3/6/06
      100                       $ 56.69           3/1/06             3/6/06
      300                       $ 56.75           3/1/06             3/6/06
      300                       $ 56.76           3/1/06             3/6/06
                     300        $ 56.76           3/1/06             3/6/06
      324                       $ 56.76           3/1/06             3/6/06
      159                       $ 56.22           3/2/06             3/7/06
      403                       $ 56.76           3/2/06             3/7/06
                     403        $ 56.76           3/2/06             3/7/06
                      83        $ 57.51           3/2/06             3/7/06
      486                       $ 59.36           3/2/06             3/7/06
                     528        $ 60.60           3/3/06             3/8/06

   20,400                       $ 61.23           3/3/06             3/8/06
                   3,400        $ 60.50           3/3/06             3/8/06
                   4,700        $ 60.75           3/3/06             3/8/06
                     800        $ 61.25           3/3/06             3/8/06
                     500        $ 61.50           3/3/06             3/8/06
                     500        $ 61.24           3/3/06             3/8/06
                     400        $ 60.65           3/3/06             3/8/06
                     600        $ 61.40           3/3/06             3/8/06
                     400        $ 61.31           3/3/06             3/8/06
                     300        $ 60.72           3/3/06             3/8/06
                     300        $ 61.22           3/3/06             3/8/06
                     900        $ 60.55           3/3/06             3/8/06
                   1,000        $ 61.30           3/3/06             3/8/06
                   1,300        $ 61.38           3/3/06             3/8/06
                   2,000        $ 61.46           3/3/06             3/8/06
                     300        $ 61.45           3/3/06             3/8/06
                     600        $ 60.61           3/3/06             3/8/06
                     700        $ 60.60           3/3/06             3/8/06
                   1,000        $ 61.35           3/3/06             3/8/06
                     600        $ 61.60           3/3/06             3/8/06
                     100        $ 60.68           3/3/06             3/8/06
                   1,126        $ 60.60           3/3/06             3/8/06
    1,126                       $ 60.60           3/3/06             3/8/06
                     663        $ 60.46           3/3/06             3/8/06
                     291        $ 60.60           3/3/06             3/8/06
      528                       $ 60.60           3/3/06             3/8/06
                      38        $ 61.31           3/6/06             3/9/06
                     597        $ 61.31           3/6/06             3/9/06
      597                       $ 61.31           3/6/06             3/9/06
                     141        $ 61.26           3/6/06             3/9/06
                     294        $ 61.31           3/6/06             3/9/06
                     200        $ 61.31           3/6/06             3/9/06
       38                       $ 61.31           3/6/06             3/9/06
                     342        $ 61.31           3/6/06             3/9/06
      200                       $ 60.07           3/7/06            3/10/06
      100                       $ 60.07           3/7/06            3/10/06
       61                       $ 60.52           3/7/06            3/10/06
      300                       $ 60.07           3/7/06            3/10/06
                     579        $ 60.00           3/7/06            3/10/06
      579                       $ 60.00           3/7/06            3/10/06
                      74        $ 59.79           3/7/06            3/10/06
                     595        $ 60.00           3/7/06            3/10/06
                   6,331        $ 59.19           3/8/06            3/13/06
                     100        $ 59.28           3/8/06            3/13/06
      100                       $ 59.40           3/8/06            3/13/06
      100                       $ 59.53           3/8/06            3/13/06
      200                       $ 59.54           3/8/06            3/13/06
      100                       $ 59.24           3/8/06            3/13/06
      100                       $ 59.12           3/8/06            3/13/06
      200                       $ 59.25           3/8/06            3/13/06
      100                       $ 59.04           3/8/06            3/13/06
      100                       $ 58.99           3/8/06            3/13/06

      100                       $ 59.05           3/8/06            3/13/06
      100                       $ 59.17           3/8/06            3/13/06
      200                       $ 59.14           3/8/06            3/13/06
      200                       $ 59.19           3/8/06            3/13/06
      100                       $ 59.43           3/8/06            3/13/06
      400                       $ 59.18           3/8/06            3/13/06
      300                       $ 59.37           3/8/06            3/13/06
      300                       $ 59.35           3/8/06            3/13/06
      200                       $ 59.28           3/8/06            3/13/06
      100                       $ 59.26           3/8/06            3/13/06
      300                       $ 59.36           3/8/06            3/13/06
      100                       $ 59.36           3/8/06            3/13/06
      100                       $ 59.31           3/8/06            3/13/06
      200                       $ 59.44           3/8/06            3/13/06
      100                       $ 59.27           3/8/06            3/13/06
      200                       $ 59.26           3/8/06            3/13/06
                   4,300        $ 59.28           3/8/06            3/13/06
      100                       $ 59.31           3/8/06            3/13/06
                     296        $ 59.19           3/8/06            3/13/06
                     440        $ 59.19           3/8/06            3/13/06
      440                       $ 59.19           3/8/06            3/13/06
                     497        $ 59.14           3/8/06            3/13/06
                     149        $ 59.19           3/8/06            3/13/06
      296                       $ 59.19           3/8/06            3/13/06
      100                       $ 60.86           3/9/06            3/14/06
      100                       $ 60.79           3/9/06            3/14/06
      200                       $ 60.41           3/9/06            3/14/06
      200                       $ 60.50           3/9/06            3/14/06
      100                       $ 60.76           3/9/06            3/14/06
      100                       $ 60.70           3/9/06            3/14/06
      100                       $ 60.60           3/9/06            3/14/06
      100                       $ 60.55           3/9/06            3/14/06
      100                       $ 60.63           3/9/06            3/14/06
      200                       $ 60.22           3/9/06            3/14/06
      100                       $ 60.05           3/9/06            3/14/06
                     701        $ 63.99           3/9/06            3/14/06
      701                       $ 63.99           3/9/06            3/14/06
                     149        $ 63.58           3/9/06            3/14/06
                     248        $ 63.85           3/9/06            3/14/06
                     298        $ 63.99           3/9/06            3/14/06
                     100        $ 64.16           3/9/06            3/14/06
       99                       $ 60.60           3/9/06            3/14/06
      100                       $ 63.30          3/10/06            3/15/06
      200                       $ 63.32          3/10/06            3/15/06
      100                       $ 63.27          3/10/06            3/15/06
      400                       $ 63.48          3/10/06            3/15/06
      100                       $ 63.28          3/10/06            3/15/06
      100                       $ 63.10          3/10/06            3/15/06
      100                       $ 62.77          3/10/06            3/15/06
      100                       $ 65.30          3/10/06            3/15/06
      100                       $ 65.61          3/10/06            3/15/06
      100                       $ 65.64          3/10/06            3/15/06

      100                       $ 65.48          3/10/06            3/15/06
      100                       $ 65.31          3/10/06            3/15/06
      100                       $ 65.75          3/10/06            3/15/06
      100                       $ 65.83          3/10/06            3/15/06
      100                       $ 65.74          3/10/06            3/15/06
      100                       $ 65.69          3/10/06            3/15/06
      200                       $ 65.84          3/10/06            3/15/06
                      94        $ 67.14          3/10/06            3/15/06
       94                       $ 67.14          3/10/06            3/15/06
      342                       $ 67.14          3/10/06            3/15/06
                     200        $ 69.55          3/13/06            3/16/06
                     100        $ 70.72          3/13/06            3/16/06
                     100        $ 70.51          3/13/06            3/16/06
                     100        $ 70.76          3/13/06            3/16/06
                     100        $ 71.12          3/13/06            3/16/06
                     100        $ 71.09          3/13/06            3/16/06
    1,200                       $ 70.49          3/13/06            3/16/06
                     400        $ 70.50          3/13/06            3/16/06
        2                       $ 71.28          3/13/06            3/16/06
      292                       $ 71.28          3/13/06            3/16/06
      153                       $ 71.28          3/13/06            3/16/06
                     153        $ 71.28          3/13/06            3/16/06
      155                       $ 71.41          3/13/06            3/16/06
                       2        $ 71.28          3/13/06            3/16/06
      100                       $ 71.68          3/14/06            3/17/06
      500                       $ 71.51          3/14/06            3/17/06
      183                       $ 68.62          3/14/06            3/17/06
      545                       $ 68.62          3/14/06            3/17/06
                     545        $ 68.62          3/14/06            3/17/06
      300                       $ 68.65          3/14/06            3/17/06
      253                       $ 68.46          3/14/06            3/17/06
      175                       $ 68.62          3/14/06            3/17/06
                     183        $ 68.62          3/14/06            3/17/06
                      50        $ 68.62          3/14/06            3/17/06
      100                       $ 69.29          3/15/06            3/20/06
      200                       $ 68.62          3/15/06            3/20/06
      300                       $ 69.78          3/15/06            3/20/06
      100                       $ 69.78          3/15/06            3/20/06
                     200        $ 68.62          3/15/06            3/20/06
        5                       $ 68.33          3/15/06            3/20/06
                   2,223        $ 69.29          3/15/06            3/20/06
                      65        $ 66.79          3/16/06            3/21/06
       65                       $ 66.79          3/16/06            3/21/06
                   3,180        $ 66.79          3/16/06            3/21/06
                     528        $ 66.79          3/16/06            3/21/06
    1,300                       $ 68.10          3/17/06            3/22/06
                   1,300        $ 68.10          3/17/06            3/22/06
       65                       $ 68.10          3/17/06            3/22/06
      838                       $ 66.79          3/17/06            3/22/06
                     838        $ 66.79          3/17/06            3/22/06
                      65        $ 68.10          3/17/06            3/22/06
    2,067                       $ 68.10          3/17/06            3/22/06

                     100        $ 70.57          3/20/06            3/23/06
                     100        $ 70.54          3/20/06            3/23/06
                     100        $ 70.62          3/20/06            3/23/06
                     100        $ 70.41          3/20/06            3/23/06
                     100        $ 70.61          3/20/06            3/23/06
                     100        $ 70.60          3/20/06            3/23/06
                     100        $ 70.51          3/20/06            3/23/06
                     100        $ 70.70          3/20/06            3/23/06
                     300        $ 70.66          3/20/06            3/23/06
    1,200                       $ 70.65          3/20/06            3/23/06